ADDENDUM TO THE DIREXION FUNDS
TRANSFER AGENT SERVICING AGREEMENT

THIS ADDENDUM, dated as of the 1st day of May, 2007, to the Transfer Agent Servicing Agreement dated as of February 16, 2004, as amended, (the “Transfer Agent Agreement”) is entered by and between Direxion Funds, a Massachusetts business trust (the “Trust”) and U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company (“USBFS”).

RECITALS

WHEREAS, the parties have entered into a Transfer Agent Agreement; and

WHEREAS, the parties desire to modify the Transfer Agent Agreement; and

WHEREAS,Section 9 of the Transfer Agent Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

A.           Section 9, Term of Agreement; Amendment, of the Transfer Agent Agreement is hereby superseded and replaced with the following Section 9:

9.  Term of Agreement; Early Termination; Amendment

This Agreement shall become effective as of the date first written above and will continue in effect for a period of three (3) years.  Subsequent to the initial three-year term, this Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties.  However, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party.

In the absence of any material breach of this Agreement, should the Trust elect to terminate this Agreement prior to the end of the term, the Trust agrees to pay the following fees:

a.	all monthly fees through the life of the Agreement, including the rebate of any additional fees related to any special project work more completely described in Amended Exhibit C;
b.	all fees associated with converting services to successor service provider;
c.	all fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider;
d.	all out-of-pocket costs associated with a-c above

This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Trust.

Notwithstanding the foregoing, if the Trust should terminate this Agreement subsequent to the three year term, the Trust agrees to pay all fees and out-of-pocket expenses, including expenses related to any special projects, prior to converting services to a successor service provider or ceasing to do business with USBFS, for whatever reason.

B.           Exhibit C, the fees of the Transfer Agent Agreement, is hereby superseded and replaced with Amended Exhibit C attached hereto.

Except to the extent supplemented hereby, the Transfer Agent Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

DIREXION FUNDS	U.S. BANCORP FUND SERVICES, LLC

By: /s/ Todd Kellerman	By: /s/ Joseph Neuberger

Name: Todd Kellerman	Name: Joseph Neuberger

Title: Chief Financial Officer	Title: S. V. P.